Exhibit 99.1

Press Release Brussels / 09 August 2017 / 8.00am CET

Anheuser-Busch InBev Announces Combination of its Russia

and Ukraine Businesses with those of Anadolu Efes

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH), the world’s largest brewer, headquartered in Belgium, has reached a non-binding agreement with Anadolu Efes (IST: AEFES), the leading brewer in Turkey, regarding a 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses.

The announcement of this non-binding agreement follows AB InBev’s acquisition of a 24% stake in Anadolu Efes as part of the company’s combination with SABMiller, which completed in October 2016. The transaction remains conditional on the completion of satisfactory due diligence and is subject to regulatory approvals in Russia and Ukraine.

This intended combination of the companies’ operations in Russia and Ukraine would strengthen the competitive position of both AB InBev’s and Anadolu Efes’ brands in these markets, with the potential for further growth. The combined business’ ambitions would be to lead the Russian and Ukrainian markets, with a diverse portfolio of brands and a broader range of beers for consumers. In addition, the combination would enhance AB InBev’s existing relationship with Anadolu Efes and the value of its stake in Anadolu Efes.

Following the closing of the intended transaction, the combined business would be fully consolidated in the Anadolu Efes financial accounts. As a result, AB InBev would stop consolidating its operations in Russia and Ukraine and account for its investment resulting from this transaction under the equity method.

The name of the combined company would be AB InBev-Efes and both AB InBev and Anadolu Efes would have equal representation on the Board of Directors, with Tuncay Özilhan, current Chairman of the Anadolu Group and Anadolu Efes, serving as the Chairman.

Both AB InBev and Anadolu Efes have agreed in principle to the nomination of Dmitry Shpakov, the current president of the AB InBev Russia and Ukraine businesses, as the CEO candidate to lead and run the combined AB InBev-Efes business, and to the nomination of Roy Cornish, the current Managing Director of Efes-Rus, as its CFO candidate.

Commenting on the announcement, Carlos Brito, CEO of AB InBev, said: “Today’s announcement is a significant step in furthering the strategic partnership of AB InBev and Anadolu Efes and we look forward to a successful combination delivering a broader range of beer choices to consumers in both Russia and Ukraine.”

Tuncay Özilhan, Chairman of Anadolu Group and Anadolu Efes said: “We are delighted to further enhance our relationship with AB InBev and believe that the combination of our respective businesses, expertise and best practices in these markets will enable us to better capture the potential growth opportunities and add significant value to both Anadolu Efes and AB InBev Shareholders.”

Both AB InBev and Anadolu Efes will work towards agreeing binding transaction documents in due course and further announcements will be made as the process progresses. We anticipate the transaction could complete by the end of H1 2018. Until completion of the transaction, both AB InBev and Anadolu Efes’ businesses in Russia and Ukraine remain separate and continue business as usual.

Terms of the agreement will not be disclosed.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

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Press Release Brussels / 09 August 2017 / 8.00am CET

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms	Henry Rudd
Tel: +1-212-573-9281	Tel: +1-212-503-2890
E-mail: marianne.amssoms@ab-inbev.com	E-mail: henry.rudd@ab-inbev.com

Dania Saidam	Mariusz Jamka
Tel: +44 (0) 20 7404 5959	Tel: +32-16-27-68-88
E-mail: dsaidam@brunswickgroup.com	E-mail: mariusz.jamka@ab-inbev.com

Lauren Abbott
Tel: +1-212-573-9287
E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

About Anadolu Efes

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Central Asia and the Middle East with total employees of 15,724 as of 31.12.2016, including both beer & soft drink operations. Anadolu Efes, listed at Borsa İstanbul (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the 100% shareholder of EBI, that manages international beer operations, and is the largest shareholder of CCI, that manages the soft drink business in Turkey and international markets.

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